AVATECH SOLUTIONS, INC.

10715 RED RUN BLVD., SUITE 101

OWINGS MILLS, MARYLAND 21117

TEL (410) 753-1525

FAX (410) 753-1591

August 10, 2006

VIA EDGAR

Mark P. Shuman

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Avatech Solutions, Inc.
Post-Effective Amendment No. 2
Registration Statement on Form S-1; File No. 333-135231

Dear Mr. Shuman:

On behalf of the Company, we hereby respectfully request acceleration of the effectiveness of the above-referenced Post-Effective Amendment for 10:00 AM on August 11, 2006, or as soon as thereafter as practicable.

The Company hereby acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring this filing effective, does not foreclose the Commission from taking any action with respect to the filing, nor does it relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company further acknowledges that the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the Registration Statement to our counsel, Hillel Tendler, at 410-332-8552, fax 410-951-6038, or e-mail at ht@nqgrg.com

Very truly yours, AVATECH SOLUTIONS, INC.

By:	/s/ Lawrence Rychlak
Lawrence Rychlak Chief Financial Officer